Neurotrope, Inc.

1185 Avenue of the Americas, 3rd Floor

New York, New York 10036

April 22, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Paul Fischer

RE:	Neurotrope, Inc. Registration Statement on Form S-3

File No. 333-237745

Acceleration Request

Dear Mr. Fischer:

With respect to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests, on behalf of Neurotrope, Inc. (the “Company”), that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement to Friday, April 24, 2020, at 4:00 p.m. Eastern Time, or as soon as practicable thereafter.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please call Jeffrey Schultz of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (212) 692-6732 with any comments or questions regarding the Registration Statement.

Very truly yours,

Neurotrope, Inc.

/s/ Robert Weinstein
By: Robert Weinstein
Its: Chief Financial Officer

cc:	Jeffrey Schultz, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.